UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Fourth Quarter and Full Year 2014 Financial report
Regulated Information
March 5, 2015 - 7:00 a.m. CET

DELHAIZE GROUP 2014 RESULTS

Financial Highlights 2014
Comparable store sales growth of 4.4% in the U.S. and -3.5% in Belgium

Underlying operating profit of €737 million excluding the 53rd week in the U.S., a decline of 6.3% at identical exchange rates. Underlying operating profit of €762 million including the 53rd week in the U.S.

Free cash flow generation of €757 million including €171 million from the divestment of Sweetbay, Harveys and Reid´s
Proposed full year gross dividend of €1.60 per share, a 3% increase compared to 2013.

Financial Highlights Fourth Quarter 2014
Group revenue growth of 1.3% at identical exchange rates and excluding 53rd week in the U.S.
Solid comparable store sales growth at Delhaize America (+3.6%) but negative comparable store sales growth at Delhaize Belgium (-6.9%) and Southeastern Europe (-2.2%)
Group underlying operating margin of 3.9% (3.6% excluding the impact of the 53rd week in the U.S.)

Other Highlights Fourth Quarter 2014
Non-recurring reorganization charge of €137 million related to the Transformation Plan in Belgium
Impairment loss of €124 million related to the planned divestiture of Bottom Dollar Food (€74 million after tax), included in result from discontinued operations

  CEO Comments

Frans Muller, Chief Executive Officer of Delhaize Group, commented: “We are pleased with the progress at Delhaize America as both Food Lion and Hannaford achieved solid revenue growth while maintaining profitability. In Belgium, after several difficult months, we have now reached an agreement with our social partners and are starting to implement the different steps of the Transformation Plan. In Southeastern Europe, market share increases are encouraging, despite the continued challenging economic backdrop.”

“The “Easy, Fresh & Affordable” strategic initiative, which is designed to differentiate Food Lion relative to its local competitors, has made good progress in 2014. Therefore we will roll out Easy, Fresh & Affordable to an additional 160 stores in 2015. We believe this will favorably position us in an increasingly competitive Southeastern U.S. market. While we are focused on maintaining our sales momentum, we are also mindful of non-recurring costs related to Food Lion´s strategic initiatives. In Belgium, we are confident that the execution of the Transformation Plan, coupled with investments in our commercial proposition and in our store network, will allow us to regain a leading market position.”

“We will continue to grow sales and improve our market share in our core markets funded by operational efficiencies and continued capital discipline. For the current year, our capital expenditures will increase to approximately €700 million at identical exchange rates.”

  Financial Summary

Q4 2014(1)				2014(1)
Actual Results	At Actual Rates	At Identical Rates	€ in millions, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates
5 795	+11.4%	+6.3%	Revenues	21 361	+3.7%	+3.9%
212	-34.5%	-40.0%	EBITDA	1 166	-10.6%	-10.5%
49	-72.3%	-78.7%	Operating profit	423	-21.2%	-22.1%
0.8%	-	-	Operating margin	2.0%	-	-
225	+15.7%	+10.4%	Underlying operating profit	762	-3.4%	-3.3%
3.9%	-	-	Underlying operating margin	3.6%	-	-
5	-95.8%	N/A	Profit before taxes and discontinued operations	255	-28.7%	-29.7%
28	-76.2%	-81.4%	Net profit from continuing operations	189	-30.5%	-31.9%
(55)	N/A	N/A	Group share in net profit (loss)	89	-50.3%	-52.6%
(0.54)	N/A	N/A	Basic earnings per share - Group share in net profit (loss)	0.88	-50.5%	-52.8%

(1)

The average exchange rate of the U.S. dollar against the euro strengthened by 8.9% in the fourth quarter of 2014 (€1 = $1.2498) compared to the fourth quarter of 2013 and the 2014 full year average exchange rate (€1 = $1.3285) was in line with 2013 (1€ = $1.3281).

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  Full Year 2014 Income Statement

Revenues

In 2014, Delhaize Group realized revenues of €21.4 billion. This represents an increase of 3.7% and 3.9% at actual and at identical exchange rates, respectively. Excluding the 53rd week in the U.S., revenues were €21.1 billion and increased by 2.5% (2.6% at identical exchange rates). Organic revenue growth was 2.6%.

In 2014, revenue growth was the result of:

—	Revenue growth of 6.6% in local currency (4.5% excluding the 53rd week) in the U.S., supported by comparable store sales growth of 4.4%;
—	Revenue decline of 3.0% in Belgium as a result of a comparable store sales evolution of -3.5%, partly offset by network expansion; and
—

Revenue growth of 4.3% at identical exchange rates in Southeastern Europe driven by revenue growth in Greece and Romania, partly offset by decreasing revenues in Serbia. Comparable store sales evolution was -1.0%.

Gross margin

Gross margin was 24.1% of revenues, a 29 basis points decrease at identical exchange rates mainly due to price investments in the U.S. and disruptions caused by the Transformation Plan in Belgium, which were partly offset by an improved gross margin in Southeastern Europe.

Other operating income

Other operating income was €119 million, a decrease of €8 million compared to last year, which included €9 million in gains resulting from the sale of City stores in Belgium.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.1% of revenues and were 3 basis points lower than last year at identical exchange rates. An improvement in the U.S. was almost entirely offset by higher costs as a percentage of sales in both Belgium and Southeastern Europe.

Other operating expenses

Other operating expenses were €332 million compared to €257 million in prior year. 2014 results consisted predominantly of €148 million impairment losses on goodwill and trade names at Delhaize Serbia (compared to €191 million in 2013) and a €137 million reorganization charges in connection with the Transformation Plan in Belgium.

Underlying operating profit

Underlying operating profit decreased by 3.4% to €762 million (-3.3% at identical exchange rates). Underlying operating margin was 3.6% of revenues (3.8% last year). Excluding the impact of the 53rd week, underlying operating profit decreased by 6.5% to €737 million (-6.3% at identical exchange rates).

Operating profit

Operating profit decreased from €537 million in 2013 to €423 million in 2014 and operating margin decreased from 2.6% to 2.0%. This decrease is primarily due to the €137 million reorganization charges in Belgium, partially offset by lower impairment losses in Serbia.

EBITDA

EBITDA decreased by 10.6% to €1.2 billion (-10.5% at identical exchange rates). Underlying EBITDA decreased by 0.9% (-0.7% at identical exchange rates) to €1.3 billion.

Net financial expenses

Net financial expenses were €172 million, a decrease of €12 million compared to last year mainly due to lower outstanding debt and higher interest income.

Effective tax rate

During 2014, the effective tax rate on continuing operations was 26.3%, compared to the previous year’s rate of 24.2%. The increase was mainly caused by the anticipated expiration of loss carry-forwards in certain U.S. states and the non-deductibility of the goodwill impairment charge in Serbia partially offset by the tax effect of the reorganization charge at Delhaize Belgium.

Net profit from continuing operations

Net profit from continuing operations was €189 million or €1.85 basic earnings per share. This compares to €272 million net profit from continuing operations or €2.65 basic earnings per share in 2013.

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Result from discontinued operations

Delhaize Group recorded a loss of €99 million from discontinued operations compared to a loss of €90 million in 2013. The 2014 loss was a result of the impairment charges recorded following the (planned) divestiture of Bottom Dollar Food, Bulgaria and Bosnia & Herzegovina which was to a small degree offset by a gain on the sale of Sweetbay, Harveys and Reid´s. In 2013, the loss was mainly resulting from store closing expenses recorded at Sweetbay, impairment losses at Delhaize Montenegro and operating losses at Bottom Dollar Food and in Bulgaria and Bosnia & Herzegovina.

Net profit

Group share in net profit amounted to €89 million, a decrease of 50.3% at actual exchange rates (-52.6% at identical exchange rates) compared to 2013. Per share, basic earnings were €0.88 (€1.77 in 2013) and diluted net earnings were €0.87 (€1.76 in 2013).

Dividend

In line with Delhaize Group´s dividend policy to a payout ratio of approximately 35% of group share in underlying net profit from continuing operations, the Board of Directors will propose to the Ordinary Shareholders Meeting of May 28, 2015, the payment of a gross dividend of €1.60 per share. After deduction of the 25% Belgian withholding tax, the proposed net dividend is €1.20 per share. The net dividend of €1.20 per share will be payable to owners of ordinary shares against coupon no. 53. Delhaize Group ordinary shares will start trading ex-coupon on June 2, 2015 (opening of the market). The record date (i.e., the date at which shareholders are entitled to the dividend) is June 3, 2015 (closing of the market) and the payment date is June 4, 2015.

  Full Year 2014 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In 2014, net cash provided by operating activities was €1 147 million, a decrease of €38 million compared to 2013, mainly as a result of lower EBITDA (€93 million, from both continuing and discontinued operations) and higher tax payments (€26 million), partially offset by a favorable change in operating assets and liabilities (€76 million).

Free cash flow

As a result of capital expenditures of €606 million (€565 million in 2013), €167 million of proceeds related to divestitures and continued working capital control, we generated €757 million free cash flow in 2014 (€669 million in 2013).

Net debt

Compared to year-end 2013, net debt decreased by €476 million to €1.0 billion mainly as a result of €757 million of free cash flow generation which was partially offset by the payment of the dividend in the second quarter and the strengthening of the U.S. dollar.

  Fourth Quarter 2014 Income Statement

Revenues

In the fourth quarter of 2014, Delhaize Group’s revenues reached €5.8 billion, an increase of 11.4% (+6.3% at identical exchange rates). Excluding the 53rd week in the U.S., group revenue growth was 6.4% or 1.3% at identical exchange rates. The 53rd week in the U.S. resulted in a positive revenue contribution of €259 million ($344 million). Organic revenue growth was 1.3%.

Revenues in the U.S. increased by 12.1% in local currency (3.8% excluding the impact of the 53rd week) and comparable store sales grew by 3.6%. In Belgium, revenues decreased by 6.0% as a result of a negative comparable store sales evolution of 6.9% including deflation of 0.7% partly offset by a positive 0.6% calendar impact and network expansion. Revenues in Southeastern Europe grew by 2.8% (+4.0% at identical exchange rates) as a result of network expansion in both Greece and Romania, while comparable store sales declined by 2.2%.

Gross margin

Gross margin was 23.9% of revenues, a 24 basis points decrease at identical exchange rates, mainly as a result of price investments and disruptions in our stores and distribution centers in Belgium and of a lower gross margin in Southeastern Europe. This was partly offset by a slightly higher gross margin in the U.S. compared to the same quarter last year as we cycled Food Lion Phase 5 price investments.

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Other operating income

Other operating income was €35 million, an increase of €2 million compared to the fourth quarter of 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses were 20.9% of revenues, a 5 basis points decline at identical exchange rates as a significant improvement in the U.S. was largely offset by an increase in Belgium, resulting from negative sales leverage.

Other operating expenses

Other operating expenses were €161 million compared to €21 million last year. In the fourth quarter, Delhaize Group incurred a €137 million reorganization charge related to the Transformation Plan in Belgium.

Underlying operating profit

Underlying operating profit increased by 15.7% (10.4% at identical exchange rates) mainly as a result of the extra trading week in the U.S. Underlying operating margin was 3.9% of revenues compared to 3.7% in 2013. Excluding the 53rd week, underlying operating profit decreased by 2.1% at identical exchange rates and underlying operating margin was 3.6%.

Operating profit

Delhaize Group recorded an operating profit of €49 million in the fourth quarter of 2014, resulting in a 0.8% operating margin.

  EBITDA

EBITDA decreased by 34.5% to €212 million (-40.0% at identical exchange rates). Underlying EBITDA increased by 12.4% to €375 million (7.1% at identical exchange rates).

Net financial expenses

Net financial expenses were €45 million or flat compared to the fourth quarter of 2013 as the benefit of lower net debt was offset by a negative impact of foreign exchange movements.

Effective tax rate

The non-recurring Transformation Plan charge was the primary driver which led Delhaize Group to recognize €23 million of tax income on €5 million of pretax profit from continuing operations while in the prior year €15 million of tax expense was recognized on €134 million of pretax income from continuing operations.

Net profit from continuing operations

Net profit from continuing operations was €28 million or €0.28 basic earnings per share compared to basic earnings per share of €1.17 in the fourth quarter of 2013.

Result from discontinued operations (net of tax)

The result from discontinued operations net of tax was a €83 million loss compared to a loss of €15 million last year, which was primarily due to impairment losses recorded following the planned divestiture of Bottom Dollar Food.

Net profit (loss)

Group share in net loss was €55 million. Basic net loss per share was €0.54. This compares to a profit of €1.03 in the fourth quarter of 2013.

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  Segment Reporting (at actual exchange rates)

2014	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss)(3)
(in millions)	2014	2013	2014 /2013	2014	2013	2014	2013	2014 /2013
United States(1)	$17 748	16 649	+6.6%	4.1%	4.0%	720	666	+8.0%
United States(1)	€13 360	12 536	+6.6%	4.1%	4.0%	542	501	+8.0%
Belgium	€4 919	5 072	-3.0%	2.4%	3.9%	118	198	-39.9%
SEE(2)	€3 082	2 985	+3.2%	4.4%	4.4%	135	130	+3.4%
Corporate	€-	-	N/A	N/A	N/A	(33)	(40)	+18.0%
TOTAL	€21 361	20 593	+3.7%	3.6%	3.8%	762	789	-3.4%

Q4 2014	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss)(3)
(in millions)	2014	2013	2014 /2013	2014	2013	2014	2013	2014 /2013
United States(1)	$4 669	4 167	+12.1%	4.2%	3.3%	199	138	+44.1%
United States(1)	€3 707	3 059	+21.2%	4.2%	3.3%	157	100	+56.5%
Belgium	€1 256	1 336	-6.0%	1.9%	3.9%	24	52	-53.9%
SEE(2)	€832	809	+2.8%	7.1%	6.6%	59	54	+9.4%
Corporate	€-	-	N/A	N/A	N/A	(15)	(11)	-28.4%
TOTAL	€5 795	5 204	+11.4%	3.9%	3.7%	225	195	+15.7%

(1)	The segment “United States” includes the banners Food Lion and Hannaford. Bottom Dollar Food is included in discontinued operations given its planned divestiture.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania. Our operations in Indonesia are accounted for under the equity method.
(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 22 of this document.

United States

In 2014, U.S. operations generated revenues of $17.7 billion (€13.4 billion), an increase of 6.6% in local currency compared to 2013. Excluding the 53rd trading week, revenues increased by 4.5%. Comparable store sales growth was 4.4%.

The U.S. gross margin decreased by 22 basis points to 25.9% mainly as a result of cycling last year´s price investments at Food Lion.

Selling, general and administrative expenses as a percentage of revenues were 22.2% and decreased by 39 basis points due to continued cost control.

The underlying operating margin of our U.S. business increased by 5 basis points to 4.1% (4.0% in 2013), primarily resulting from a lower SG&A expenses versus revenues ratio more than offsetting the lower gross margin. Underlying operating profit increased by 8.0% to $720 million (€542 million). Excluding the contribution of the 53rd trading week, underlying operating profit rose by 3.2% to $687 million and the underlying operating margin declined by 5 basis points to 3.9%.

In the fourth quarter of 2014, revenues in the U.S. increased by 12.1% to $4.7 billion (€3.7 billion). Excluding the 53rd trading week, revenues increased by 3.8% to $4.3 billion (€3.4 billion). Comparable store sales growth was 3.6% supported by retail inflation of 2.6%. Both Hannaford and Food Lion continued to report positive real sales growth.

Underlying operating profit increased by 44.1% to $199 million (€157 million). Underlying operating margin for the quarter was 4.2% compared to 3.3% in 2013. Excluding the 53rd trading week, underlying operating profit increased 20.7% to $166 million. Underlying operating margin increased from 3.3% to 3.8% mainly due to a higher gross margin helped by a favorable sales mix as well as due to lower selling, general and administrative expenses as a percentage of revenues.

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Belgium

Delhaize Belgium recognised revenues of €4.9 billion in 2014, a decrease of 3.0% compared to 2013, resulting from a comparable store sales decline of 3.5%, which was partially offset by network growth.

Delhaize Belgium’s gross margin decreased by 124 basis points to 19.0% of revenues as a result of price investments, disruption caused by the uncertainty around the Transformation Plan and deflation. Delhaize Belgium´s market share reached 24.7% in 2014, representing a decline of 77 basis points.

Selling, general and administrative expenses as a percentage of revenues increased by 49 basis points to 17.6%, which was largely caused by the impact of lower sales. Underlying operating profit decreased by 39.9% to €118 million and the underlying operating margin of Delhaize Belgium decreased from 3.9% to 2.4%.

In the fourth quarter of 2014, revenues in Belgium were €1.3 billion, a decrease of 6.0% compared to the fourth quarter of 2013, with a comparable store sales decline of 6.9%. This decline resulted from uncertainty and disruptions in our stores and distribution centers related to the Transformation Plan and by 0.7% of deflation. Comparable store sales growth is adjusted for a positive calendar impact of 0.6%.

Underlying operating profit in Belgium decreased by 53.9% to €24 million and the underlying operating margin was 1.9% (3.9% last year) as a result of lower sales, a lower gross margin and higher selling, general and administrative expenses.

Southeastern Europe

2014 revenues in Southeastern Europe increased by 3.2% to €3.1 billion (+4.3% at identical exchange rates), mainly as a result of expansion in Greece and in Romania. Comparable store sales evolution was -1.0% for the region.

Gross margin increased by 27 basis points to 24.1% due to improved supplier terms, reducing low margin sales in Serbia and better shrink management. Selling, general and administrative expenses as a percentage of revenues increased by 49 basis points to 20.5% due to lower sales in Serbia and to expenses related to expansion in Greece. Underlying operating margin was 4.4% (the same in 2013) while underlying operating profit was €135 million, or an increase of 4.3% at identical exchange rates.

In the fourth quarter of 2014, revenues in Southeastern Europe increased by 2.8% (+4.0% at identical exchange rates) to €832 million. Due to a difficult consumer environment in Greece and Serbia, comparable store sales evolution was -2.2% for the segment.

Underlying operating profit increased by 10.3% at identical exchange rates to €59 million, and the underlying operating margin increased from 6.6% to 7.1% mostly driven by improvements in Greece.

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  2015 Outlook

In 2015, Delhaize Group will focus on two key strategic initiatives.

-	In the U.S., Delhaize America will continue to further fine-tune and roll-out the Easy, Fresh & Affordable strategy in approximately 160 additional Food Lion stores.
-	In Belgium, we will implement the Transformation Plan.

In addition, we will seek to accelerate growth at Hannaford and in our Southeastern European markets.

We expect Group cash capital expenditures of approximately €700 million at identical exchange rates. We will continue to be disciplined with respect to operating costs, capital allocation and working capital.

  Conference Call and Webcast

Delhaize Group’s management is hosting an analyst conference call starting at 1:00 pm CET on March 5, 2015. The conference call can be followed by calling +44 (0)20 3427 1916 (U.K.), +32 (0)2 404 0662 (Belgium) or +1 646 254 3367 (U.S.), with “Delhaize” as participant code. The conference call will also be webcasted live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

  Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 402 stores. In 2014, Delhaize Group recorded €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

  Financial Calendar

—	Food Lion store visits for analysts and investors	March 16 and 17, 2015
—	Press release – 2015 first quarter results	April 29, 2015
—	Press release – 2015 second quarter results	July 30, 2015
—	Press release – 2015 third quarter results	October 29, 2015

  Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

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DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  Condensed Consolidated Balance Sheet

(in millions of €)	December 31, 2014	December 31, 2013
Assets
Non-current assets	8 172	7 930
Goodwill	3 147	2 959
Intangible assets	763	732
Property, plant and equipment	4 015	3 973
Investment property	84	100
Investments accounted for using the equity method	30	24
Financial assets	29	29
Derivative instruments	9	1
Other non-current assets	95	112
Current assets	3 955	3 664
Inventories	1 399	1 353
Receivables	623	618
Financial assets	167	151
Derivative instruments	2	40
Other current assets	104	103
Cash and cash equivalents	1 600	1 149
Assets classified as held for sale	60	250
Total assets	12 127	11 594

Liabilities
Total equity	5 453	5 073
Shareholders’ equity	5 447	5 068
Non-controlling interests	6	5
Non-current liabilities	3 494	3 377
Long-term debt	2 201	2 011
Obligations under finance lease	475	496
Deferred tax liabilities	302	443
Derivative instruments	26	8
Provisions	432	355
Other non-current liabilities	58	64
Current liabilities	3 180	3 144
Long-term debt - current portion	1	228
Obligations under finance lease	69	59
Bank overdrafts	-	4
Accounts payable	2 112	1 993
Derivative instruments	-	3
Provisions	188	90
Other current liabilities	770	709
Liabilities associated with assets held for sale	40	58
Total liabilities and equity	12 127	11 594
$ per € exchange rate	1.2141	1.3791

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  Condensed Consolidated Income Statement

Q4 2014	Q4 2013	(in millions of €)	YTD 2014	YTD 2013
5 795	5 204	Revenues	21 361	20 593
(4 407)	(3 951)	Cost of sales	(16 222)	(15 579)
1 388	1 253	Gross profit	5 139	5 014
23.9%	24.1%	Gross margin	24.1%	24.3%
35	33	Other operating income	119	127
(1 213)	(1 088)	Selling, general and administrative expenses	(4 503)	(4 347)
(161)	(21)	Other operating expenses	(332)	(257)
49	177	Operating profit	423	537
0.8%	3.4%	Operating margin	2.0%	2.6%
(48)	(47)	Finance costs	(188)	(193)
3	2	Income from investments	16	9
1	2	Share of results of joint venture equity accounted	4	4
5	134	Profit before taxes and discontinued operations	255	357
23	(15)	Income tax expense	(66)	(85)
28	119	Net profit from continuing operations	189	272
(83)	(15)	Result from discontinued operations, net of tax	(99)	(90)
(55)	104	Net profit (loss)	90	182
-	-	Net profit attributable to non-controlling interests	1	3
		Net profit (loss) attributable to equity holders of the Group
(55)	104	Group share in net profit (loss)	89	179
		(in €, except number of shares)
		Group share in net profit from continuing operations:
0.28	1.17	Basic earnings per share	1.85	2.65
0.27	1.16	Diluted earnings per share	1.84	2.64
		Group share in net profit (loss):
(0.54)	1.03	Basic earnings per share	0.88	1.77
(0.54)	1.02	Diluted earnings per share	0.87	1.76
		Weighted average number of shares outstanding:
101 604 310	101 229 472	Basic	101 434 118	101 029 095
102 109 313	101 571 598	Diluted	101 936 787	101 566 741
102 819 053	102 449 570	Shares issued at the end of the period	102 819 053	102 449 570
101 703 959	101 248 627	Shares outstanding at the end of the period	101 703 959	101 248 627
1.2498	1.3610	Average $ per € exchange rate	1.3285	1.3281

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    Condensed Consolidated Statement of Comprehensive Income

Q4 2014	Q4 2013	(in millions of €)	YTD 2014	YTD 2013

(55)	104	Net profit (loss) of the period	90	182

		Items that will not be reclassified to profit or loss
(15)	11	Remeasurements of defined benefit liability (asset)	(14)	11
4	(4)	Tax (expense) benefit	4	(4)
(11)	7	Remeasurements of defined liability (asset), net of tax	(10)	7

(11)	7	Total items that will not be reclassified to profit or loss	(10)	7

		Items that are or may be reclassified subsequently to profit or loss

-	-	Deferred gain (loss) on discontinued cash flow hedge	-	-
-	1	Reclassification adjustment to net profit	-	1
-	(1)	Tax (expense) benefit	-	(1)
-	-	Gain (loss) on cash flow hedge, net of tax	-	-

3	-	Unrealized gain (loss) on financial assets available for sale	4	(6)
-	-	Reclassification adjustment to net profit	-	-
(1)	-	Tax (expense) benefit	(1)	1
2	-	Unrealized gain (loss) on financial assets available for sale, net of tax	3	(5)

117	(77)	Exchange gain (loss) on translation of foreign operations	433	(170)
-	-	Reclassification adjustment to net profit	(5)	(1)
117	(77)	Exchange gain (loss) on translation of foreign operations	428	(171)

119	(77)	Total items that are or may be reclassified subsequently to profit or loss	431	(176)

108	(70)	Other comprehensive income	421	(169)
-	-	Attributable to non-controlling interests	-	-
108	(70)	Attributable to equity holders of the Group	421	(169)

53	34	Total comprehensive income for the period	511	13
-	-	Attributable to non-controlling interests	1	3
53	34	Attributable to equity holders of the Group	510	10

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  Condensed Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2014	5 068	5	5 073
Other comprehensive income	421	-	421
Net profit	89	1	90
Total comprehensive income for the period	510	1	511
Capital increases	14	-	14
Dividends declared	(158)	-	(158)
Treasury shares purchased	(10)	-	(10)
Treasury shares sold upon exercise of employee stock options	11	-	11
Tax payment for restricted stock units vested	(1)	-	(1)
Excess tax benefit on employee stock options and restricted stock units	1	-	1
Share-based compensation expense	12	-	12
Balances at December 31, 2014	5 447	6	5 453
Shares issued	102 819 053
Treasury shares	1 115 094
Shares outstanding	101 703 959

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2013	5 184	2	5 186
Other comprehensive income	(169)	-	(169)
Net profit	179	3	182
Total comprehensive income for the period	10	3	13
Capital increases	16	-	16
Dividends declared	(142)	-	(142)
Treasury shares purchased	(15)	-	(15)
Treasury shares sold upon exercise of employee stock options	1	-	1
Tax payment for restricted stock units vested	(5)	-	(5)
Excess tax benefit on employee stock options and restricted stock units	3	-	3
Share-based compensation expense	16	-	16
Balances at December 31, 2013	5 068	5	5 073
Shares issued	102 449 570
Treasury shares	1 200 943
Shares outstanding	101 248 627

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  Condensed Consolidated Statement of Cash Flows

Q4 2014	Q4 2013		(in millions of €)	YTD 2014		YTD 2013
			Operating activities
(55)	104		Net profit (loss)	90		182
			Adjustments for:
(1)	(2)		Share of results of joint venture equity accounted	(4)		(4)
153	145		Depreciation and amortization	593		599
138	12		Impairment	306		231
(24)	66		Income taxes, finance costs and income from investments	191		261
14	12		Other non-cash items	17		23
395	210		Changes in operating assets and liabilities	263		187
(75)	(79)		Interest paid	(188)		(198)
5	2		Interest received	13		12
(11)	(25)		Income taxes paid	(134)		(108)
539	445		Net cash provided by operating activities	1 147		1 185
			Investing activities
(14)	(5)		Business acquisitions, net of cash and cash equivalents acquired	(20)		13
-	8		Business disposals, net of cash and cash equivalents disposed	167		15
(217)	(241)		Purchase of tangible and intangible assets (capital expenditures)	(606)		(565)
24	11		Sale of tangible and intangible assets	68		33
1	2		Investment in debt securities	(2)		(43)
3	12		Sale and maturity of (investment in) term deposits, net	9		(13)
(1)	(12)		Other investing activities	1		(12)
(204)	(225)		Net cash used in investing activities	(383)		(572)
			Financing activities
11	(1)		Proceeds from the exercise of share warrants and stock options	24		12
(8)	-		Treasury shares purchased	(10)		(15)
-	-		Dividends paid	(158)		(142)
(1)	-		Escrow maturities	-		-
(15)	(13)		Borrowings under (repayments of) long-term loans, net of direct financing costs	(268)		(213)
22	-		Settlement of derivative instruments	29		(1)
9	(14)		Net cash provided by (used in) financing activities	(383)		(359)
17	(12)		Effect of foreign currency translation	72		(28)
361	194		Net increase in cash and cash equivalents	453		226
1 239	953		Cash and cash equivalents at beginning of period	1 147	(1)	921
1 600	1 147	(1)	Cash and cash equivalents at end of period	1 600		1 147	(1)

(1)   Includes €2 million in assets classified as held for sale, net of €4 million bank overdrafts

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  Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in seven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2014 and 2013 information in the condensed financial statements on pages 8-12 of this summary financial report (“report”) is based on Delhaize Group’s 2014 annual financial statements, which have not yet been published.

The condensed interim financial statements of the Group for the financial year ended December 31, 2014 were authorized for issue by the Board of Directors on March 4, 2015.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the full 2014 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website by April 3, 2015.

The Group’s statutory auditor confirmed that the audit opinion on the 2014 consolidated financial statements will be unqualified.

Basis of presentation and accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those of the previous financial year except for the impact of new accounting pronouncements adopted in 2014, of which the most important ones for Delhaize Group are listed below:

—	IFRIC 21 Levies;
—	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities;
—	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting; and
—	Amendments to IFRS 10, IFRS 12 and IAS 27 regarding Investment Entities.

While from a full financial year perspective, the impact of IFRIC 21 is insignificant, the interpretation impacts the Group’s quarterly results, as in some cases the timing of recognition has changed significantly.

In accordance with IAS 8, IFRIC 21 has been implemented with full retrospective effect and comparative periods have therefore been restated as follow:

—

Operating profit (mainly lower selling, general and administrative expenses) and net profit increased by €3 million in the fourth quarter of 2013. This resulted in a corresponding increase of both basic and diluted earnings per share in net profit (Group share) by €0.03.

—	Operating profit (mainly selling, general and administrative expenses) and Group share in net profit were not impacted for the twelve months of 2013.
—	On a full year’s basis, shareholders’ equity (retained earnings) decreased by €2 million for December 31, 2013.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date. We will report on the adoption process of these new pronouncements in our 2014 consolidated financial statements.

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Segment reporting

Segment information, including a reconciliation from operating profit to underlying operating profit, required by IAS 34, can be found on pages 22 and 23 of this press release and forms an integral part of this report.

Business combinations and acquisition of non-controlling interests

During 2014, Delhaize Group entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €20 million (€14 million in the fourth quarter primarily related to the acquisition of 20 stores from Angst Retail SRL in Romania) and the transactions resulted in an increase of goodwill of €13 million (€9 million in the fourth quarter).

Divestitures and discontinued operations

Disposal groups and assets held for sale

Disposal of Bottom Dollar Food

In November 2014, Delhaize Group signed an agreement with ALDI Inc. to sell its 66 Bottom Dollar Food locations (“Bottom Dollar Food”) for approximately $15 million (€12 million). The estimated fair value of the disposal group has been classified as a Level 1 fair value, being the exit price in an orderly and binding transaction.

Assets and liabilities relating to these operations (being part of the “United States” segment) are classified as a disposal group held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant profit or loss after tax has been classified as “Result from discontinued operations”, with comparative information being re-presented.

The transaction is subject to customary closing conditions and is expected to be completed in the first half of 2015. In 2014, the 66 stores generated revenues of approximately $0.5 billion.

At December 31, 2014, the carrying value of assets classified as held for sale and associated liabilities related to the disposal of Bottom Dollar Food locations to ALDI Inc. were as follows:

(in millions of €)	2014

Property, plant and equipment	52
Assets classified as held for sale	52
Less:
Obligations under finance lease	(37)
Accounts payable, accrued expenses and other liabilities	(3)

Assets classified as held for sale, net of associated liabilities	12

In addition, equipment relating to these stores (carrying amount of €2 million) has been classified as held for sale and is expected to be sold to third parties.

The Group recognized a total impairment loss of €124 million to write down the carrying value of Bottom Dollar Food to its fair value less costs to sell.

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Disposal of Sweetbay, Harveys and Reid’s

In 2013, Delhaize Group signed an agreement with Bi-Lo Holdings (Bi-Lo) to divest its Sweetbay, Harveys and Reid´s operations. The transaction closed in 2014 for a final sales price of $234 million (€171 million) in cash.

Assets and liabilities relating to these operations (being part of the “United States” segment) were classified as a disposal group held for sale in 2013 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented.

In 2013, the 164 stores included in the transaction generated revenues of approximately $1.7 billion.

A gain of €8 million realized on the sale was included in “Results from discontinued operations” during 2014.

Disposal of Bulgarian and Bosnian & Herzegovinian operations

In 2014, Delhaize Group sold its Bulgarian operations to AP Mart and Delhaize Bosnia & Herzegovina to Tropic Group B.V., incurring insignificant settlement losses. Both activities were part of the “Southeastern Europe” segment and meet the requirements of discontinued operations. Therefore, the profit and loss after tax relating to these operations are classified as “Result from discontinued operations” and comparative information has been re-presented.

The operations were transferred to the buyers, including cash and cash equivalents of €3 million and €1 million, respectively.

Disposal of and classification as held for sale of individual properties

In 2014, Delhaize Group sold its distribution center in Plant City, Florida (carrying amount of $23 million), which was supplying Sweetbay stores until their disposal, to C&S Wholesale Grocers for a total consideration of $28 million (€21 million).

Delhaize Group holds a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €6 million at December 31, 2014, of which €3 million relate to the U.S. and €3 million to the “Southeastern Europe” segment.

Discontinued operations

As mentioned above, Bottom Dollar Food, Sweetbay, Harveys and Reid’s (U.S.), the Bulgarian operations, and Delhaize Bosnia & Herzegovina qualified as discontinued operations.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows (no adjustments to amounts previously presented in discontinued operations were made):

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(in millions of €, except per share information)	2014	2013
Revenues	864	1 868
Cost of sales	(676)	(1 415)
Other operating income	7	12
Selling, general and administrative expenses	(195)	(462)
Other operating expenses	(8)	(89)
Net financial costs	(1)	(17)

Result before tax	(9)	(103)
Income taxes	(2)	25

Result of discontinued operations (net of tax)	(11)	(78)
Pre-tax loss recognized on re-measurement of assets of disposal groups	(138)	(12)
Income taxes	50	—

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(99)	(90)
Basic earnings (loss) per share from discontinued operations	(0.97)	(0.89)
Diluted earnings (loss) per share from discontinued operations	(0.97)	(0.88)

Operating cash flows	(29)	15
Investing cash flows	7	(43)
Financing cash flows	9	43

Total cash flows	(13)	15

In 2014, the Group recognized €138 million of impairment losses to write down the carrying value of Bottom Dollar Food (€124 million, recorded in the fourth quarter), the Bulgarian operations (€11 million) and Delhaize Bosnia & Herzegovina (€3 million) to their estimated fair value less costs to sell.

In 2013, Delhaize Group recognized in “Other operating expenses” Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarter and distribution centers that were impacted by the planned sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. The Group recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid’s to their estimated fair value less costs to sell.

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Balance Sheet and Cash Flow Statement

Goodwill and intangible assets

During 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. During the second quarter, the country was further hit by a devastating flooding, which further negatively impacted the economy. At the same time, competition further strengthened in the retail market. As a result, the Group reconsidered its estimates and forecasts in connection with its Serbian business and concluded that the before said had a negative short-term impact on the cash flow projections of Delhaize Serbia, providing goodwill impairment indicators. Consequently, Delhaize Group updated its impairment review of its Serbian trade names and goodwill and recognized impairment charges of a total amount of €148 million, which can be detailed as follows:

(in millions of €)	Impairment charges recognized	Carrying value after impairment
Goodwill	138	50
Trade names	10	70

Total impairment	148	120

During the fourth quarter of 2014, Delhaize Group did not recognize any additional impairment charges.

Impairment losses are recognized in profit or loss in “Other operating expenses.”

Capital expenditures

During 2014, Delhaize Group incurred capital expenditures of €606 million, consisting of €528 million in property, plant and equipment and €78 million in intangible assets. In the fourth quarter of 2014, Delhaize Group incurred capital expenditures of €217 million, consisting of €189 million in property, plant and equipment and €28 million in intangible assets.

In addition, the Group added property under finance leases in 2014 for a total amount of €37 million (€23 million in the fourth quarter). The carrying amount of tangible and intangible assets that were sold or disposed in 2014 was €67 million (€37 million for the fourth quarter) and includes the sale of the Sweetbay distribution center as mentioned above.

Equity

In 2014, Delhaize Group issued 369 483 new shares (86 250 during the fourth quarter), purchased 190 139 treasury shares (157 804 in the fourth quarter) and used 275 988 treasury shares (149 229 during the fourth quarter) satisfying mainly the exercise of stock options that were granted as part of the share-based incentive plans. At December 31, 2014, the Group owned 1 115 094 treasury shares.

During the second quarter, the ratio of Delhaize Group American Depositary Shares (“ADSs”) to Delhaize Group ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Dividends

At Delhaize Group’s shareholders meeting on May 22, 2014, Delhaize Group’s shareholders approved the distribution of a €1.56 gross dividend per share for financial year 2013. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.17 per share. The dividend became payable to owners of Delhaize Group’s ordinary shares on June 2, 2014 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 5, 2014 and was subsequently paid.

The Board of Directors will propose a gross dividend of €1.60 per share to be paid to owners of ordinary shares against coupon no. 53 on June 4, 2015. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 28, 2015 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. After deduction of 25% Belgian withholding tax, the proposed net dividend is €1.20 per share.

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Financial instruments

Repayment of long-term debts

In the second quarter of 2014, Delhaize Group repaid the maturing remaining €215 million of the initial €500 million 5.625% senior notes due 2014. In addition, the related interest rate swaps and cross-currency swaps which Delhaize Group entered into to hedge its exposure to changes in the fair value of the notes and changes in foreign currency exposure, were settled. The redemption did not have a significant impact on the 2014 net income.

Derivative financial instruments and hedging

Fair value hedges

During 2014, the Group designated and documented the below new transactions as fair value hedge:

Hedge Item	Hedged Risk	Hedged Amount	Hedging Instrument	Maturity Hedging Instrument
$450 million senior notes, 6.50% fixed interest rate, issued in 2007	Fair value changes	$100 million	Interest Rate Swaps, LIBOR 3-month floating rate	2017
$827 million senior notes, 5.70% fixed interest rate, issued in 2010	Fair value changes	$50 million	Interest Rate Swaps, LIBOR 3-month floating rate	2017

Economic hedges

In 2012, and simultaneously to entering into interest rate swaps for the 4.125% senior notes due 2019, the Group also entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of these senior notes. In the fourth quarter of 2014, Delhaize Group unwound these cross currency swap agreements in order to rebalance its long-term debt currency mix. This resulted in a settlement gain of €2 million and cash inflow of €21 million.

In 2007, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (€500 million for $670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because these swaps constitute an economic hedge with Delhaize America, LLC’s underlying €500 million term loan. At maturity in the second quarter of 2014, the settlement of this cross-currency interest rate swap did not resulted in any material impact on profit or loss and generated a cash inflow of €8 million.

Foreign Exchange Forward Contracts

End 2014, Delhaize Group had a foreign exchange forward contract to purchase in 2015 $12 million in exchange for €9 million to offset intercompany foreign currency exchange exposure.

Financial instruments measured at fair value by fair value hierarchy:

December 31, 2014
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Financial assets – measured at fair value	8	—	—	8
Derivative instruments	—	9	—	9
Current
Financial assets – measured at fair value	149	—	—	149

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Derivative instruments	—	2	—	2

Total financial assets measured at fair value	157	11	—	168
Financial assets measured at amortized cost				2 262

Total financial assets				2 430

Financial Liabilities
Non-Current
Derivative instruments	—	26	—	26
Total financial liabilities measured at fair value	—	26	—	26
Financial liabilities being part of a fair value hedge relationship				460
Financial liabilities measured at amortized cost				4 398

Total financial liabilities				4 884

During the fourth quarter of 2014, there was no transfer between fair value hierarchy levels and there were no changes in the valuation techniques and inputs applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Financial liabilities being part of a fair value hedge relationship	460	504
Financial liabilities at amortized cost	1 742	2 176

Total long-term debt	2 202	2 680

The fair value of the receivables, other financial assets, cash and cash equivalents and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Short term borrowings

In the second quarter of 2014, Delhaize Group and certain of its subsidiaries, including Delhaize America LLC, entered into a new €400 million, five year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by the Group and agreed by each lender for their commitment in the New Facility Agreement. Subsequent to the execution of the New Facility Agreement, Delhaize Group terminated all of its commitments under the €600 million, five-year multi-currency, unsecured revolving credit facility that had been in place since the second quarter of 2011.

Provisions

In June 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan), potentially impacting the jobs of 2 500 Belgian employees in the coming three years, including the termination of company-operated activities in 14 stores in various locations throughout Belgium. The announcement fell under the so-called “Law Renault”, that requires that an employer that intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases.

During the fourth quarter of 2014, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. Delhaize Group recognized a provision of €137 million (of which €77 million is classified as current) representing management’s best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees. Approximately 75% of the cash outflows will occur over the next three years, with the actual amounts depending on the number of employees choosing for different options offered.

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During the fourth quarter of 2014, the Romanian Competition Plenum determined that Mega Image, some of its suppliers and other food retailers active in Romania had in its view infringed Romanian Competition Law through the alleged setting up of anticompetitive vertical agreements during the period of 2005-2009. Although the fully motivated decision has not been provided to Mega Image so far, the Competition Plenum confirmed that the fine to be imposed on Mega Image amounts to 1.05% of the total turnover achieved in 2013. The Group recognized a provision of €5 million in this respect. Mega Image has one month from the notification of the fully motivated decision to lodge an appeal against the decision and to claim for a suspension of the payment.

Employee Benefits

In 2014, Delhaize Group granted 198 947 performance stock units, expressed in (underlying) Delhaize Group shares, (of which 7 782 during the fourth quarter) to senior management of its U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and 140 981 performance stock units to senior management of its non-U.S. operating companies under the “Delhaize Group 2014 European Performance Stock Unit Plan.” The fair value of the performance stock units was $71.28 (first grant), $68.04 (second grant) and $72.48 (third grant) for the U.S. operating companies and €53.45 for the non-U.S. operating companies, based on the share price at grant date. In 2014, Delhaize Group did not grant any stock options or warrants to its employees.

Performance stock units are restricted stock units, with additional performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholder Value Creation targets over a cumulative 3-years period) which is taken into account when estimating the number of awards that will vest. Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus the net debt. When the award vest, the associate receives – at no cost to the associate – ADRs or shares equal to the number of restricted stock units that have vested, free of any restrictions.

  Income Statement

Other operating income

Q4 2014	Q4 2013	(in millions of €)	YTD 2014	YTD 2013
14	12	Rental income	53	49
5	6	Income from waste recycling activities	19	20
2	1	Services rendered to wholesale customers	6	6
4	4	Gain on sale of property, plant and equipment	11	11
-	3	Gain on sale of business	-	9
10	7	Other	30	32
35	33	Total	119	127

Other operating expenses

Q4 2014	Q4 2013	(in millions of €)	YTD 2014	YTD 2013
-	1	Store closing expenses	2	(5)
(137)	1	Reorganization expenses	(137)	(15)
(13)	(8)	Impairment	(166)	(206)
(11)	(8)	Loss on sale of property, plant and equipment	(18)	(21)
-	(7)	Other	(13)	(10)
(161)	(21)	Total	(332)	(257)

In the fourth quarter of 2014, the Group recognized reorganization expenses of €137 million in connection with its Belgian Transformation Plan – see section “Provisions” above, for further information.

In addition to the impairment losses recorded on the Serbian goodwill of €138 million and trade names of €10 million, both recorded in the second quarter, Delhaize Group recorded €7 million impairment losses on 2 of its incumbent distribution centers in Serbia and Delhaize America recognized €6 million impairment losses primarily on planned Food Lion store closings.

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Income taxes

During 2014, the effective tax rate (on continued operations) was 26.3%, compared to previous year’s rate of 24.2%. This increase was mainly caused by the statutory limitations associated with the recognition of tax benefit in our U.S states and the non-tax deductibility of the goodwill impairment charge in Serbia, partially offset by a tax credit impact resulting from the reorganization charge at Delhaize Belgium.

Related party transactions

In 2014, an aggregate number of 44 207 (equivalent of 176 829 ADSs) and 45 643 U.S. and European performance stock units, respectively, were granted to members of the Executive Committee.

In the first quarter of 2014, Nicolas Hollanders, Executive Vice President HR, IT and Sustainability, and the Company entered into a mutual separation agreement. As a result, the Group recognized termination benefits of €1.8 million.

In the third quarter of 2014, Delhaize Group announced the termination of Maura Abeln Smith’s (Executive Vice President, General Counsel and General Secretary) employment contract. As a result, the Group recognized termination benefits of €2 million.

  Contingencies, Commitments and Guarantees

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s and the planned sale of Bottom Dollar Food, the Group continues to provide guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated to pay rent and otherwise perform the guaranteed leases. The future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $358 million (€295 million) as of December 31, 2014. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

Except for changes mentioned in these interim financial statements, other contingencies are materially unchanged from those described in Note 34 on page 152 of the 2013 Annual Report.

  Subsequent Events

In February 2015, Delhaize Group issued 266 852 new shares for a consideration of €19 million to satisfy the exercise of warrants.

During the first quarter of 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million on the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million on the 4.125% senior notes due 2019 at a price of 107.07%. During 2015, this transaction results in a one-time charge to profit and loss of approximately €40 million. Existing hedge relationships relating to these notes were adjusted prospectively.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

  Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

  Number of Stores

	End of 2013	End of Q3 2014	Change Q4 2014	End of 2014
United States(1)	1 514	1 363	-2	1 361
Belgium & Luxembourg	852	864	+16	880
Greece	281	305	+3	308
Romania	296	350	+60	410
Serbia	381	384	+3	387
Bulgaria	54	-	-	-
Bosnia and Herzegovina	39	-	-	-
Indonesia	117	120	+2	122
Total	3 534	3 386	+82	3 468
(1)	Evolution mainly explained by the 154 Sweetbay, Harveys & Reid’s stores which have been sold to Bi-Lo Holdings in 2014 – still including 66 Bottom Dollar Food locations

  Organic Revenue Growth Reconciliation

Q4 2014	Q4 2013	% Change	(in millions of €)	YTD 2014	YTD 2013	% Change
5 795	5 204	+11.4%	Revenues	21 361	20 593	+3.7%
(264)			Effect of exchange rates	34
5 531	5 204	+6.3%	Revenues at identical exchange rates	21 395	20 593	+3.9%
(259)	—		53rd sales week in the U.S.	(259)	-
5 272	5 204	+1.3%	Organic revenue growth	21 136	20 593	+2.6%

  Underlying Operating Profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

	Q4 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	188	149	(134)	49	(15)	49
Add/(substract):
Store closing expenses (reversals)	1	-	-	-	-	-
Reorganization expenses (reversals)	-	-	137	-	-	137
Fixed assets impairment charges (reversals)	6	5	2	6	-	13
(Gains)/losses on disposal of fixed assets	1	1	5	1	-	7
(Gains)/losses on sale of business	-	-	-	-	-	-
Other	3	2	14	3	-	19
Underlying Operating Profit	199	157	24	59	(15)	225

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	22 of 28

	Q4 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	134	97	42	51	(13)	177
Add/(substract):
Store closing expenses (reversals)	(2)	(1)	-	-	-	(1)
Reorganization expenses (reversals)	(1)	-	-	-	-	-
Fixed assets impairment charges (reversals)	8	6	2	-	-	8
(Gains)/losses on disposal of fixed assets	(1)	(2)	2	3	1	4
(Gains)/losses on sale of business	-	-	(3)	-	-	(3)
Other	-	-	9	-	1	10
Underlying Operating Profit	138	100	52	54	(11)	195

In the fourth quarter of 2014, Delhaize Group recorded €137 million of reorganization expenses related to the Belgian Transformation Plan, included in “Other operating expenses” and incurred €10 million in connection with related strikes such as incremental shrink, incremental logistic expenses and business continuity expenses, included in the caption “Other”. The caption “Other” furthermore also contained €2 million of termination expenses for one Executive Committee member.

In the fourth quarter of 2013, the caption “Other” primarily consisted of €6 million legal provision in Belgium and €1 million of termination expenses for one Executive Committee member.

	YTD Q4 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	708	533	(39)	(36)	(35)	423
Add/(substract):
Store closing expenses (reversals)	(2)	(2)	-	-	-	(2)
Reorganization expenses (reversals)	-	-	137	-	-	137
Fixed assets impairment charges (reversals)	10	8	2	156	-	166
(Gains)/losses on disposal of fixed assets	4	3	3	1	-	7
(Gains)/losses on sale of business	-	-	-	-	-	-
Other	-	-	15	14	2	31
Underlying Operating Profit	720	542	118	135	(33)	762

	YTD Q4 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	607	457	187	(60)	(47)	537
Add/(substract):
Store closing expenses (reversals)	6	5	-	-	-	5
Reorganization expenses (reversals)	23	18	-	-	-	18
Fixed assets impairment charges (reversals)	17	13	2	191	-	206
(Gains)/losses on disposal of fixed assets	(1)	(2)	8	2	2	10
(Gains)/losses on sale of business	-	-	(9)	-	-	(9)
Other	14	10	10	(3)	5	22
Underlying Operating Profit	666	501	198	130	(40)	789

2014 was significantly impacted by €166 million impairment charges (mainly for goodwill and trade names in Serbia), €137 million reorganization expenses and €10 million related expenses. The latter are included in the caption “Other”, besides €13 million various legal and other provisions and €4 million of termination benefits for Executive Committee members.

2013 was significantly impacted by €206 million impairment charges, €18 million reorganization charges related to the severance of support services senior management and employees in the U.S. (primarily included in “Other operating expenses”), €17 million Executive Committee members termination benefits, a €6 million legal provision in Belgium, partially offset by a €9 million gain resulting from the sale of City stores and a €5 million net impact related to favorable litigation settlements.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	23 of 28

  EBITDA Reconciliation

Q4 2014	Q4 2013	(in millions of € at actual exchange rates)	YTD 2014	YTD 2013
49	177	Operating profit	423	537
150	139	Depreciation and amortization	577	561
13	8	Impairment	166	206
212	324	EBITDA	1 166	1 304

  Underlying EBITDA Reconciliation

Q4 2014	Q4 2013	(in millions of € at actual exchange rates)	YTD 2014	YTD 2013
225	195	Underlying operating profit	762	789
150	139	Depreciation and amortization	577	561
-	-	Accelerated depreciation	-	-
375	334	Underlying EBITDA	1 339	1 350

  Underlying Group Share In Net Profit From Continued Operations Reconciliation

(in millions of €)	YTD 2014	YTD 2013
Net profit from continuing operations	189	272
Add/(substract):
Net (profit) loss from non controlling interests	(1)	(3)
Elements considered in the underlying operating profit calculation	339	252
Non-recurring finance costs	-	-
Effect of the above items on taxes and non-controlling interests	(61)	(33)
Non-recurring income tax expense (benefit)	-	-
Underlying Group share in net profit from continued operations	466	488

  Free Cash Flow Reconciliation

Q4 2014	Q4 2013	(in millions of €)	YTD 2014	YTD 2013
539	445	Net cash provided by operating activities	1 147	1 185
(204)	(225)	Net cash used in investing activities	(383)	(572)
(4)	(14)	Net investment in debt securities and term deposits	(7)	56
331	206	Free cash flow	757	669

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	24 of 28

  Net Debt Reconciliation

(in millions of €, except net debt ratios)	December 31, 2014	December 31, 2013
Non-current financial liabilities	2 676	2 507
Current financial liabilities	70	291
Derivative liabilities	26	11
Derivative assets	(11)	(41)
Investment in securities - non-current	(8)	(8)
Investment in securities - current	(149)	(126)
Term deposits - current	(7)	(12)
Cash and cash equivalents	(1 600)	(1 149)
Net debt	997	1 473
Net debt to equity ratio	18.3%	29.0%

EBITDA (12 months)	1 166	1 304
Net debt to EBITDA ratio	85.4%	112.9%

  Detailed impact of the 53rd week in the U.S. on Delhaize Group

(in millions of €)	2014		2013	Change 2014/2013
	Incl. 53rd week	Excl. 53rd week		Incl. 53rd week	Excl. 53rd week
Revenues	21 361	21 102	20 593	3.7%	2.5%
Cost of sales	(16 222)	(16 029)	(15 579)	(4.1%)	(2.9%)
Gross Profit	5 139	5 073	5 014	(2.5%)	(1.2%)
Gross margin	24.1%	24.0%	24.3%
Selling, general and administrative expenses	(4 503)	(4 461)	(4 347)	(3.6%)	(2.6%)
Operating profit (loss)	423	399	537	(21.2%)	(25.8%)
Operating margin	2.0%	1.9%	2.6%
Underlying operating profit (loss)	762	737	789	(3.4%)	(6.5%)
Underlying operating margin	3.6%	3.5%	3.8%

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	25 of 28

  Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q4 2014			Q4 2013	2014/2013
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 795	(264)	5 531	5 204	+11.4%	+6.3%
Operating profit	49	(11)	38	177	-72.3%	-78.7%
Net profit from continuing operations	28	(6)	22	119	-76.2%	-81.4%
Basic EPS from continuing operations	0.28	(0.07)	0.21	1.17	-76.4%	-81.6%
Group share in net profit (loss)	(55)	(6)	(61)	104	N/A	N/A
Basic EPS from Group share in net profit (loss)	(0.54)	(0.06)	(0.60)	1.03	N/A	N/A
Free cash flow	331	(8)	323	206	+60.6%	+56.7%

(in millions of €, except per share amounts)	YTD 2014			YTD 2013	2014/2013
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	21 361	34	21 395	20 593	+3.7%	+3.9%
Operating profit	423	(4)	419	537	-21.2%	-22.1%
Net profit from continuing operations	189	(4)	185	272	-30.5%	-31.9%
Basic EPS from continuing operations	1.85	(0.04)	1.81	2.65	-30.3%	-31.8%
Group share in net profit	89	(4)	85	179	-50.3%	-52.6%
Basic EPS from Group share in net profit	0.88	(0.04)	0.84	1.77	-50.5%	-52.8%
Free cash flow	757	9	766	669	+13.2%	+14.5%
(in millions of €)	December 31, 2014			December 31, 2013	Change
Net debt	997	(12)	985	1 473	-32.4%	-33.2%

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	26 of 28

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)  these condensed consolidated financial statements for the year ended December 31, 2014 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b)  the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the financial year 2014 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 4, 2015
Frans Muller	Pierre Bouchut
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Michel Denayer, confirmed on March 4, 2015, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2014, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 4, 2015.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 62 through 67 of the 2013 Annual Report. To the best of our knowledge as of March 4, 2015, there are no other fundamental risks confronting the Company. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	27 of 28

DEFINITIONS

—

American Depositary Share (ADS): An American Depositary Share represents ownership in the common share of a non-U.S. corporation. The underlying common shares are held by a U.S. bank, as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Four Delhaize ADSs represent one share of Delhaize Group common stock and are traded on the New York Stock Exchange

—

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit or loss

—	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
—

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

—	EBITDA: operating profit plus depreciation, amortization and impairment
—	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits
—

Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities and term deposits, and cash and cash equivalents

—	Net financial expenses: finance costs less income from investments
—	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, and from a 53rd week in the U.S, at identical currency exchange rates
—	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
—	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit
—

Underlying Group share in net profit from continued operations: Net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit (see separate definition), (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential effect of all these items on income tax and non-controlling interests.

—

Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

—

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Bottom Dollar Food stores to Aldi Supermarkets is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of other portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Bottom Dollar Food stores to Aldi, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2014	28 of 28

DELHAIZE GROUP
Q4 2014 results
March 5, 2015

Forward looking statements
This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.
DELHAIZE GROUP 2

We have a clear strategy
Who we are
Principles
Priorities
Preferred food retailer
Differentiated concept
Fresh specialist, Private Label expertise
Multinational
Strong local identity
Respectful of all Stakeholders
The customer is at the center
Business is local and market share matters
Strengthen our core capabilities and improve those needed to succeed
Exercise discipline in capital allocation
Use scale to reduce costs
Respond to industry dynamics and trends
Put the customer back at the center
Focus on core markets
Realize more operating efficiencies
Execute with speed
DELHAIZE GROUP 3

Principles	Promises
Put customers first	**Customers** trust us to provide a great local shopping experience, in stores and on-line
Learn to grow	**Associates** trust us to be a rewarding employer
Lead locally	**Communities** trust us to be responsible neighbors
Drive profitable growth today & beyond	**Shareholders** trust us for value creation

DELHAIZE GROUP
4

And our principles are designed to keep us a customer centric organisation
Principles
Put customers first
Learn to grow
Lead locally
Drive profitable growth today & beyond
Promises
Customers trust us to provide a great local shopping experience, in stores and on-line
Associates trust us to be a rewarding employer
Communities trust us to be responsible neighbors
Shareholders trust us for value creation
We want to operate our customers’ preferred local supermarkets and work together to support that ambition
DELHAIZE GROUP 4

Highlights – Q4 2014
US Positive market share, CSS and real growth at both Food Lion and Hannaford
Positive UOP margin evolution
Remodeled 76 Food Lion stores under the « Easy, Fresh & Affordable » strategy
Belgium Revenues, market share and profitability significantly impacted by Transformation Plan
Negotiations with social partners concluded in February 2015
SEE Negative volume growth but positive revenue growth driven by expansion
Maintained good level of profitability
Market share gains in all 3 countries
DELHAIZE GROUP 5

Financial results – Q4 2014
(€ in Millions) Q4 % Growth
2013 2014(2) Actual Rates Identical Rates
Revenues Revenues (excl 53rd week) 5,204 5,795 5,536 11.4% 6.4% 6.3% 1.3%
Gross Margin 24.1% 23.9% (14 bps) (24 bps)
SG&A as % of revenues 20.9% 20.9% 2 bps (5 bps)
UOP(1) UOP (excl. 53rd week)(1) 195 225 200 15.7% 3.2% 10.4% (2.1%)
UOP margin UOP margin (excl. 53rd week) 3.7% 3.9% 3.6% 15 bps (11 bps) 14 bps (13 bps)
Operating Profit 177 49 (72.3%) (78.7%)
Operating Free Cash Flow 206 331 60.6% 56.7%
DELHAIZE GROUP (1) UOP stands for Underlying Operating Profit 6
(2) All 2014 numbers are including the 53rd week unless stated differently

Financial results – FY 2014
FY % Growth
(€ in Millions) 2013 2014(2) Actual Rates Identical Rates
Revenues Revenues (excl 53rd week) 20,593 21,361 21,102 3.7% 2.5% 3.9% 2.6%
Gross Margin 24.3% 24.1% (29bps) (29 bps)
SG&A as % of revenues 21.1% 21.1% (3bps) (3 bps)
UOP(1) UOP (excl. 53rd week)(1) 789 762 737 (3.4%) (6.5%) (3.3%) (6.3%)
UOP margin UOP margin (excl. 53rd week) 3.8% 3.6% 3.5% (26bps) (34bps) (26 bps) (34 bps)
Operating Profit 537 423 (21.2%) (22.1%)
Operating Free Cash Flow 669 586 (12.3%) (12.2%)
DELHAIZE GROUP (1) UOP stands for Underlying Operating Profit
(2) All 2014 numbers are including the 53rd week unless stated differently

Non-recurring charges – Q4 2014
Bottom Dollar Food disposal
Impairment of €124 million (€74 million after tax), included in discontinued operations
Delhaize Belgium Transformation Plan
€137 million charge
DELHAIZE GROUP 8

EBITDA

(€ in Millions)		EBITDA Q4	EBITDA 2014	Underlying EBITDA Q4	Underlying EBITDA 2014
At Identical Rates	2013	324	1,304	334	1,350
	2014	195	1,168	357	1,340
	2014 excl. 53rd week	171	1,144	333	1,316
	Change (2014 excl. 53rd week vs. 2013)	-47.5%	-12.3%	-0.2%	-2.5%
At Actual Rates	2013	324	1,304	334	1,350
	2014	212	1,166	375	1,339
	2014 excl. 53rd week	188	1,142	350	1,314
	Change (2014 excl. 53rd week vs. 2013)	-42.0%	-12.5%	+5.1%	-2.7%

DELHAIZE GROUP
9

EBITDA
(€ in Millions) EBITDA Underlying EBITDA Q4 2014 Q4 2014
2013 324 1,304 334 1,350
At Identical Rates 2014 195 -47.5% 1,168 -12.3% 357 -0.2% 1,340 -2.5%
2014 excl. 53rd week 171 1,144 333 1,316
2013 324 1,304 334 1,350
At Actual Rates 2014 212 -42.0% 1,166 -12.5% 375 +5.1% 1,339 -2.7%
2014 excl. 53rd week 188 1,142 350 1,314
DELHAIZE GROUP 9

Delhaize U.S.
2014 Q4
+3.6%
+0.2%
+8.3%
+12.1%
CSS
Expansion
53rd week
Revenue Growth
2014
+4.4%
+0.1%
+2.1%
+6.6%
CSS
Expansion
53rd week
Revenue Growth

DELHAIZE GROUP
10

Delhaize U.S. - comparable store sales growth and revenue growth
Delhaize U.S. +8.3% +12.1%
2014 Q4 +0.2% +3.6% CSS Expansion 53rd week Revenue Growth
+2.1% +0.1% +6.6%
2014 +4.4% CSS Expansion 53rd week Revenue Growth
DELHAIZE GROUP 10

Delhaize U.S. – underlying operating margin
Delhaize U.S. Underlying Operating Margin
Q4 2013 3.3%
Q4 2014 4.2%
Q4 2014 excl. 3.8%
53rd week
2013 4.0%
2014 4.1%
2014 excl.
53rd week 3.9%
- Q4 margin impacted by:
Good sales momentum at both banners
Lower SG&A as % of revenues due to positive sales leverage and cost control
Cycling Phase 5 price investments at Food Lion
DELHAIZE GROUP 11

Delhaize Belgium - comparable store sales growth and revenue growth
Delhaize Belgium
2014 Q4 -6.9% +0.6% +0.3% -6.0%
CSS Calendar Impact Expansion Revenue growth
2014 -3.5% +0.1% +0.4% -3.0%
CSS Calendar Impact Expansion Revenue Growth
DELHAIZE GROUP 12

Delhaize Belgium – underlying operating margin
Delhaize Belgium Underlying Operating Margin
Q4 2013 3.9%
Q4 2014 1.9%
2013 3.9%
2014 2.4%
- Q4 margin impacted by:
~100bp due to negative sales leverage resulting from Transformation Plan disruptions
~100bp due to price investments and continued deflation in fruit and vegetable
DELHAIZE GROUP

SEE - comparable store sales growth and revenue growth
Southeastern Europe
2014 Q4
-2.2% +0.3% +5.9% +4.0%
CSS Calendar Impact Expansion Revenue Growth
2014
-1.0% -0.1% +5.4% +4.3%
CSS Calendar Impact Expansion Revenue Growth
DELHAIZE GROUP

SEE – underlying operating margin
Southeastern Europe Underlying Operating Margin
Q4 2013 6.6%
Q4 2014 7.1%
2013 4.4%
2014 4.4%
- Q4 margin impacted by:
Higher gross margin resulting from improved procurement terms
Better shrink management
DELHAIZE GROUP

Free Cash Flow generation
(€ in Millions) 2014 Free Cash Flow evolution
1,176 137 139 309 606 49 586 171 757
EBITDA Transformation Plan charge Changes in core working capital Net payment of interest and taxes Cash capex Other Operating FCF(1) Proceeds from Sweetbay, Harveys and Reid’s FCF
DELHAIZE GROUP
(1) 2014 Free Cash Flow included €22 million cash outflow from Bulgaria and Bosnia & Herzegovina

We have significantly reduced our investment in working capital

Core Working Capital in days(1)
2011
9.9
2012
2.5
2013
-0.4
2014
-1.5
11

DELHAIZE GROUP

17

We have significantly reduced our investment in working capital
Core Working Capital in days(1)
2011 9.9
2012 2.5
11
2013 -0.4
2014 -1.5
Working capital has been reduced by €661 million over 3 years
DELHAIZE GROUP
(1) Inventories + accounts receivables – accounts payables, divided by revenues and multiplied by 365

With a significant decrease in our net debt

(€ in Millions)

Net debt
2011
2012
2013
2014
2,660
2,072
1,473
997
-1,663

DELHAIZE GROUP

18

With a significant decrease in our net debt
(€ in Millions)
Net debt
2011 2,660
2012 2,072
-1,663
2013 1,473
2014 997
DELHAIZE GROUP

In 2015, we have used part of our cash to repay expensive debt
(€ in Millions)
Cash position
2014 1,600
2014 adjusted for tender offer 1,163
Bond tender offer (February 2015)
For €437 million
- $278 million 6.5% notes due 2017
- $170 million 4.125% notes due 2019
€22 million recurring annual saving
€40 million one-time charge (Q1 15) Debt capacity improves by €68 million
DELHAIZE GROUP

We will maintain our capex discipline
(€ in Millions)
Geography
565 606
US 49% 46%
Belgium 25% 21%
SEE 22% 28%
Corporate 4% 5%
2013 2014
Category
565 606
New stores 25% 17%
Remodelings 23% 34%
Distribution Centers 16% 11%
HQ & IT 17% 15%
Maintenance & Other 19% 23%
2013 2014
DELHAIZE GROUP 20

Applying a 35% payout ratio results in a 3% increase in our proposed dividend
(€ in Millions)
Underlying Group share in net profit from continuing operations
2013 160 453(1)
+2.9%
2014 165 466
Gross dividend based on 35% payout ratio: €1.60 per share (€1.56 in 2013)
DELHAIZE GROUP (1) See 2013 annual report, not revised for discontinued activities announced in 2014 21

We have reached a comprehensive agreement with our social partners on our Transformation Plan in Belgium...
Facts
Collective dismissal of 1,800 headcounts
More favorable age pyramid
€137 million one-off charge
Store network optimisation
9 stores to be affiliated
1 store to be closed
Adapted wage measures and benefits for all employees
Abolishment of paid breaks
New store organisation
Efficiency projects
Scope
Gradual ramp-up of savings to 2022
At least annual €80 million of savings as from 2018
This will allow us to invest in our commercial strategy
Improved prices and commercial plan
Innovation in fresh, private brands
Modernisation of store network
More service oriented store organisation
Training of associates
Investments in warehouses and IT
DELHAIZE GROUP 22

DELHAIZE
INDONESIA

GLUTENVRIJ
SANS GLUTEN

collect

DELHAIZE.be

...which will allow us to deploy our commercial strategy in the coming years
Collect DELHAIZE.be

Delhaize America strategic priorities
Food Lion
Hanna-
ford
Delhaize
America
Continue fine-tuning of first 76 Easy, Fresh & Affordable stores
Prepare for remodeling of approximately 160 additional stores in H2 2015
Implement improvements across the network
Build on core strengths
Enhance local relevance
Accelerate growth
Reinforce competitive pricing
Solidify private label architecture
Improve efficiency in support center
Improve IT systems and infrastructure
DELHAIZE GROUP 24

SEE strategic priorities
Greece
Serbia
Romania
Pursue market share expansion
Update assortment
Improve price perception
Monitor SG&A
Expand selectively
Focus on improving our business
Increase remodelings
Strenghten our brands
Improve capital discipline
Continue profitable growth
Expand network in Bucharest
Update assortment
DELHAIZE GROUP 25

2015 outlook
Two important strategic initiatives underway
Food Lion « Easy, Fresh and Affordable »
Transformation Plan in Belgium
Trends for Q1 2015
Positive CSS at both Food Lion and Hannaford
CSS and profitability in Belgium still weak
Greece and Romania continue expansion
Signs of sales improvement in Serbia
Cash capex of approximately €700 million(1)
DELHAIZE GROUP
(1) At identical exchange rates (€1 = $1.3285)

Next dates

• March 17	Food Lion store visits for analysts and investors
• April 3	Annual report online publication
• April 29	Q1 results
• May 28	Annual general meeting of shareholders
• July 30	Q2 and H1 results
• October 29	Q3 results

DELHAIZE GROUP

27

Next dates
March 17
April 3
April 29
May 28
July 30
October 29
Food Lion store visits for analysts and investors
Annual report online publication
Q1 results
Annual general meeting of shareholders
Q2 and H1 results
Q3 results
DELHAIZE GROUP 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 9, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President